[Letterhead of American Express]
January 6, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lauren Nguyen, Esq.
Re:	American Express Receivables Financing Corporation V LLC American Express Issuance Trust Form S-3 Registration Statement File No. 333-158295; 01
Dear Ms. Nguyen:
On behalf of American Express Receivables Financing Corporation V LLC and American Express Issuance Trust, the undersigned hereby requests that the effective date of the above-referenced Form S-3 Registration Statement be accelerated to 4:00 p.m. on January 11, 2010, or as soon thereafter as practicable.
The registrants acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Very truly yours, American Express Receivables Financing Corporation V LLC
By:	*
	Name:	Peter C. Sisti
	Title:	President

* By:	/s/ Harold E. Schwartz
	Name:	Harold E. Schwartz

*	Note: Powers of Attorney appointing Stanley J. Cecala, Anderson Y. Lee, Peter C. Sisti and Harold E. Schwartz, or any of them acting singly, to execute the Registration Statement, any amendments thereto, any registration statement for additional Asset Backed Certificates that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all other documents in connection therewith, on behalf of the above-named individuals, were previously filed with the Securities and Exchange Commission.